

STORYVILLE
Grocery & Deli

Storyville Grocery & Deli

PitchDeck





About Us

Storyville Grocery & Deli LLC is a local food, grocery & convenience store, deli, and caterer based in Frisco Texas. Our retail shelves are stocked with a curated selection of locally sourced, seasonally available grocery essentials, and our menu has been designed to highlight these ingredients. The shop provides a convenient and affordable way to access the wealth of amazing food made and grown in Texas.

Stepping through the doors of Storyville Grocery & Deli is like visiting a New Orleans neighborhood corner store and deli, and an entertaining place to relax all at the same time. Our vision for the future is to open several locations in the Dallas Metroplex during the initial expansion phase, and work with community partners and loyal customers to improve access to locally sourced food in our community.





Management Team

Storyville Grocery & Deli LLC is founded by Robert King III and Joe Jones, two very passionate and open-minded individuals, that will be supported by a team of credible and committed professionals who are prepared to harness all their strength, availability and professionalism to catapult the business to a greater height.

Robert King III and Joe Jones are highly knowledgeable, and both are ready to use their experience, knowledge, and skills to move the company forward.

Storyville Grocery & Deli LLC has an insatiable desire to create value by building upon their capabilities through collaboration, and by motivating to take action while providing support and guidance through the process to achieve greatness.



Robert King III
Founder



Joe Jones
Managing Partner

Business Model



The initial market for **Storyville Grocery and Deli** is anyone living in or visiting Frisco Square. We aim to transform the shopping experience of Frisco Square residents and workers into a vibrant, energetic, inspirational atmosphere which provides the opportunity to sample and take home the inspirations of artisans who have prepared the highest quality products.



The team at **Storyville Grocery** wants to challenge the notion that organic, environmentally and sustainable products are accessible only to a select few. Our target audience is everyone, and our objective is to be completely dedicated to customer satisfaction and provide a comfortable, enriching, and healthy environment.



Our business model goal is to leverage the convenience of good, fresh food and goods from **Storyville Grocery & Deli LLC** to a growing customer base of residents and workers in Frisco Square and to turn the table on the hassle of cooking and shopping in its favor and rake-in significant revenue.

Risk Analysis

Investing sufficient funds into the business to meet all required business operation requirements.

Adopting effective strategies to promote our brand and general services



Risk Management Process

Minimizing overhead costs, which increases the bottom-line profit

Building strategic and symbiotic partnerships with necessary companies.

Business Objectives

i
Storyville Grocery & Deli LLC's paramount goal is to provide effective, efficient, food and goods with an emphasis on Fresh and Convenience.

ii
To make available affordable food items to our target audience with absolute consistency.

iii
Maintain a steady growth in sales volume that will sustain the business long-term.

iv
Establish a standard client satisfaction rate to promote long-term relationships with our clients and create word-of-mouth marketing.



Mission & Vision Statement





We aim to transform the current customer shopping experience into a vibrant, energetic, inspirational atmosphere which provides the opportunity to sample and take home the inspirations of artisans who have prepared the highest quality products.

The team at **Storyville Grocery & Deli LLC** wants to challenge the notion that organic, environmentally and sustainable products are accessible only to a select few. Our target audience is everyone, and our objective is to be completely dedicated to customer satisfaction and provide a comfortable, enriching, and healthy environment.

Our vision is by aspiring to become a premier brand synonymous with natural, organic, locally sourced foods. We will offer the highest quality food in every community where we are located. **Storyville Grocery** will offer fast and convenient prepared foods and grocery (coffee and beverages fall under grocery) items that fit the lifestyles of their customers and communities.

Our vision reflects our values: integrity, service, excellence, and teamwork.



Demography



54th Street Restaurant & Drafthouse-Frisco
Main Event Frisco
Toyota Stadium
FedEx Office Print & Ship Center
Nerdvana Frisco
W Main St
Medical City Frisco
Cinemark Fris
Square and XD
Legacy Dr
Dallas Pkwy
Enterprise Dr
Frisco St
Frisco Fresh Market
WESTERN HEIGHTS
W. D. MAYS
Stadium Ln
Maple St
Marianas Taco Shop
MAIN STREET
FRISCO SQUARE
Frisco
Babe's Chicken Dinner House
FRISCO ORIGINAL DONATION
FRISCO SENIOR CENTER
7th St
Pecan St
Ash St
Eubanks St
Map data ©2022

STORYVILLE Grocery & Deli



Product & Services



The only way to implement a good plan is to have a clear idea of what type of products and services are best offered in the business establishment. This particularly goes to the root of our business. At **Storyville Grocery & Deli LLC**, we will be actively involved in providing quality Creole inspired food items and products in our targeted locations.

Storyville Grocery & Deli LLC will be known for exceptional customer service. Our potential employees will have excellent service knowledge and will be trained on the necessary information of each of our services to better serve our customers.

Pricing Strategy

Our prepared meals will range anywhere from $5 to $16 with smaller side dishes starting at $3.

The profit margins for Fresh Finds are as follows:

Deli Items: 50-100%, Grocery: 30-35%, Bulk: 40%, Specialty: 40-45%, Produce: 50%, Frozen Foods: 35-40%, Beer and Wine: 25-30%

Monthly expenses:

➤ Rent: $3-5k Month with Triple Net
➤ Phone: $100 month
➤ Website: $200 Month
➤ Advertising: $1000 Month
➤ Office Supplies: $250 Month
➤ Insurance: $300 month



Market Research Analysis

The global convenience stores market size was valued at USD 2.12 trillion in 2021 and is expected to grow at a compound annual growth rate (CAGR) of 5.6% from 2022 to 2028.





market
targeting

STORYVILLE Grocery & Deli

Target Market

The greater target audience for **Storyville Grocery & Deli LLC** would be defined as the greater Frisco urban area. Our primary market would be those that live and work within a close proximity to the FRISCO SQUARE CITY HALL Development.

The combined overall population for this direct area is approximately 47,000 people, of which 38,000 people are adults over the age of 18, according to the US Census Bureau. Additionally, **Storyville Grocery** will appeal to a younger demographic due to our close proximity to youth activity hubs in the SQUARE.

Our target includes Frisco Square Apartments, Townhome Dwellers and Workers in a 3 mile radius of the 75034 zip code location. Other neighboring cities include PLANO, LITTLE ELM, THE COLONY, and MCKINNEY.

Competitive Analysis



Marketplace

All In One

Advantages

Store

Some of the factors are competence, trust, honesty, effectiveness, and excellent relationship management

SWOT Analysis

Strength

- Highly experienced, credible and determined owners
- United and reputable management team
- Competitive and affordable pricing system for easy and quick market penetration

Opportunities

- Opportunity to operate our business that stands for uniqueness and exceptionality in our target locations.
- Increase in the demand for cost-effective marketing
- Increasing local and national population



Weakness

- Building a cycle of clients may take time
- New business in an area dominated by competitions
- Growth may be slow due to the presence of giants in the market

Threats

- The possibility of business imitation
- The need to grow rapidly over the next 3-5 years
- The necessity to secure substantial capital injections to foster growth

Marketing Strategy

Social Media Marketing Strategies

Overall Social Media Marketing Strategy

- Facebook Marketing Strategy
  - YouTube, Telegram,
- Instagram Marketing Strategy
- Twitter Marketing Strategy
- LinkedIn Marketing Strategy

- Google Marketing
  - Use Email Marketing
  - Print media advertising
  - SEO & Ads

- Build Partnership
  - Commercial Advertisement
  - Printing Material
  - Word of Mouth

STORYVILLE
Grocery & Deli

Thank You!





6142 Frisco Square Blvd. Frisco, TX 75034
www.ShopStoryville.com
robert@shopstoryville.com
972-520-0183